CUTLER LAW GROUP
                                Attorneys at Law
                               www.cutlerlaw.com
                            M. Richard Cutler, Esq.

Mr. Robert Burnett
Security and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

RE: Comment letter dated August 4, 2006 regarding a Change in Independent Public Accountants for Stem Cell Therapy International, Inc.
     File No. 0-51931

Gentlemen and Ladies:

     This letter is written in response to your correspondence dated August 4, 2006 and addressed to Calvin C. Cao, Chief Executive Officer and President of Stem Cell Therapy International, Inc. (the "Company"), regarding the Company's change in Independent Public Accountants. This letter includes responsive comments to your letter.

     In response to your primary comment, requesting that we file a Form 8-K with regards to the Company's change in accountants, please note that we have filed a Form 8-K under Item 4.01 dated August 4, 2006.

     In response to your additional comments, requesting a written statement from the Company acknowledging certain statements, please find an acknowledgement letter by the Company, dated August 10, 2006, attached to this correspondence.

     Please do not hesitate to contact our office if you need any further information or if we may assist you on this matter in any way.


                              Best Regards

                              \s\ M. Richard Cutler

                              M. Richard Cutler
                              Cutler Law Group
                              (706) 737-6600



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